Exhibit 99.2

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this news release.

Bell Announces Cash Tender Offers for Ten Series of Debt Securities

MONTRÉAL, May 27, 2026 –– Bell Canada (“Bell” or the “Company”) today announced the commencement of separate offers (the “Offers”) to purchase for cash up to C$400,000,000 (the “Maximum Purchase Amount”) in aggregate purchase price, excluding accrued and unpaid interest, of its outstanding debentures of the ten series listed in the table below (collectively, the “Debentures”), which Maximum Purchase Amount may be increased, decreased or waived by the Company in its sole discretion. Each Offer is subject to the satisfaction or waiver of certain conditions, including the Financing Condition (as defined below).

The Offers

The Offers are made upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 27, 2026, relating to the Debentures (the “Offer to Purchase”). The Debentures are unconditionally guaranteed as to payment of principal, interest and other obligations by BCE Inc. (“BCE”), Bell’s parent company. Capitalized terms used but not defined in this news release have the meanings given to them in the Offer to Purchase.

The amount of Debentures purchased in the Offers and the allocation of such amount between the ten series listed below will be determined by the Company, in its sole discretion. The Offers may be subject to proration as described in the Offer to Purchase.

Title of Debentures	Principal Amount Outstanding	CUSIP / ISIN Nos.(1)	Reference Security(2)	Bloomberg Reference Page(2)	Fixed Spread (Basis Points)(2)
4.35% MTN Debentures Series M-39 due 2045	C$395,000,000	07813ZBR4 / CA07813ZBR43	CAN 3 1⁄2 12/01/57	FIT CAN0-50	110
4.45% MTN Debentures Series M-45 due 2047	C$400,000,000	07813ZBX1 / CA07813ZBX11	CAN 3 1⁄2 12/01/57	FIT CAN0-50	110
5.15% MTN Debentures Series M-60 due 2028	C$600,000,000	07813ZCN2 / CA07813ZCN20	CAN 3 1⁄4 09/01/28	FIT CAN0-50	45
5.25% MTN Debentures Series M-62 due 2029	C$700,000,000	07813ZCQ5 / CA07813ZCQ50	CAN 3 1⁄4 09/01/28	FIT CAN0-50	50
6.55% MTN Debentures Series M-3 due 2029	C$200,053,000	07813ZAC8 / CA07813ZAC82	CAN 3 1⁄2 09/01/29	FIT CAN0-50	60

2.90% MTN Debentures Series M-50 due 2029	C$550,000,000	07813ZCC6 / CA07813ZCC64	CAN 3 1⁄2 09/01/29	FIT CAN0-50	35
2.50% MTN Debentures Series M-52 due 2030	C$1,000,000,000	07813ZCE2 / CA07813ZCE21	CAN 1 1⁄4 06/01/30	FIT CAN0-50	40
3.00% MTN Debentures Series M-54 due 2031	C$1,000,000,000	07813ZCG7 / CA07813ZCG78	CAN 1⁄2 12/01/30	FIT CAN0-50	45
4.75% MTN Debentures Series M-31 due 2044	C$500,000,000	07813ZBH6 / CA07813ZBH60	CAN 3 1⁄2 12/01/57	FIT CAN0-50	120
3.80% MTN Debentures Series M-48 due 2028	C$1,000,000,000	07813ZCA0 / CA07813ZCA09	CAN 3 1⁄4 09/01/28	FIT CAN0-50	45

(1)

No representation is made by the Company as to the correctness or accuracy of the CUSIP numbers or ISINs listed in this news release or printed on the Debentures. They are provided solely for convenience.

(2)

The total consideration for each series of Debentures (such consideration, the “Total Consideration”) payable for each C$1,000 principal amount of such series of Debentures validly tendered for purchase will be based on the applicable Fixed Spread specified in the table above for such series of Debentures, plus the applicable yield based on the bid-side price of the applicable Canadian reference security as specified in the table above, as quoted on the applicable Bloomberg Reference Page as of 11:00 a.m. (Eastern time) on June 4, 2026, unless extended by the Company with respect to the applicable Offer (such date and time with respect to an Offer, as the same may be extended by the Company with respect to such Offer, the “Price Determination Date”). The Total Consideration does not include the applicable Accrued Coupon Payment (as defined below), which will be payable in cash in addition to the applicable Total Consideration.

Terms of the Offers

The Offers will expire at 5:00 p.m. (Eastern time) on June 3, 2026, unless extended or earlier terminated by the Company (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Expiration Date”). Debentures validly tendered for purchase may be validly withdrawn at any time at or prior to 5:00 p.m. (Eastern time) on June 3, 2026 (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Withdrawal Date”), but not thereafter, unless extended by the Company with respect to any Offer.

Provided that all conditions to the Offers have been satisfied or waived by the Company by the Expiration Date (or the Settlement Date (as defined below) in the case of the Financing Condition), settlement for all Debentures validly tendered at or prior to the Expiration Date and not validly withdrawn at or prior to the Withdrawal Date and accepted for purchase by the Company in such Offers will be two business days after the Expiration Date, which is expected to be June 5, 2026, unless extended by the Company with respect to any Offer (the “Settlement Date”).

Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders whose Debentures are accepted for purchase in the Offers will receive the applicable Total Consideration for each C$1,000 principal amount of such Debentures in cash on the Settlement Date. Promptly after 11:00 a.m. (Eastern time) on June 4, 2026, the Price Determination Date, unless extended by the Company with respect to any Offer, the Company will issue a press release specifying, among other things, the Total Consideration for each series of Debentures validly tendered and accepted for purchase or that the Company intends to accept for purchase subject to the satisfaction or waiver of the Financing Condition by the Settlement Date.

In addition to the applicable Total Consideration, Holders whose Debentures are accepted for purchase by the Company will receive a cash payment equal to the accrued and unpaid interest on such Debentures from and including the immediately preceding interest payment date for such Debentures to, but excluding, the Settlement Date (the “Accrued Coupon Payment”). Interest will cease to accrue on the Settlement Date for all Debentures accepted in the Offers. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by CDS Clearing and Depository Services Inc. (“CDS”) or its participants.

Any Debentures validly tendered pursuant to the Offers but not accepted for purchase by the Company will be returned promptly to the tendering Holders thereof.

The Company may increase or waive the Maximum Purchase Amount with or without extending the Withdrawal Date. If Holders tender more Debentures in the Offers than they expect to be accepted for purchase based on the Maximum Purchase Amount and the Company subsequently accepts more than such Holders expected of such Debentures tendered as a result of an increase of the Maximum Purchase Amount, such Holders may not be able to withdraw any of their previously tendered Debentures.

The Offers are subject to the satisfaction of certain conditions as described in the Offer to Purchase, including the Company having raised, by the Settlement Date, net proceeds through one or more issuances of debt securities in the public or private capital markets, on terms reasonably satisfactory to the Company, sufficient to purchase all Debentures validly tendered (and not validly withdrawn) and accepted for purchase by the Company in the Offers, subject to the Maximum Purchase Amount, and to pay accrued and unpaid interest and all fees and expenses in connection with the Offers (the “Financing Condition”). The Company reserves the right, subject to applicable law, to waive any and all conditions to any Offer. If any of the conditions is not satisfied, the Company is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Debentures, in each event subject to applicable laws, and may terminate or alter any or all of the Offers. The Offers are not conditioned on the tender of any aggregate minimum principal amount of Debentures of any series (subject to minimum denomination requirements as set forth in the Offer to Purchase).

The Company has retained RBC Dominion Securities Inc. (“RBC”), Scotia Capital Inc. (“Scotia”) and CIBC World Markets Inc. (“CIBC”) to act as dealer managers (the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions for the Offers or for copies of the Offer to Purchase should be directed to RBC at 1.877.381.2099 (toll-free) or 416.842.6311 (collect), Scotia at 800.372.3930 (toll-free) or 212.225.5559 (collect), or CIBC at 1.416.594.8515 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers.

TSX Trust Company will act as the Tender Agent for the Offers.

If the Company terminates any Offer with respect to one or more series of Debentures, it will give prompt notice to the Tender Agent, and all Debentures tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. With effect from such termination, any Debentures blocked in CDS will be released.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Debentures as to when such intermediary would need to receive instructions from a beneficial owner in order for that Holder to be able to participate in, or withdraw their instruction to participate in the Offers before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and CDS for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

Offer and Distribution Restrictions

The Offers are being made solely pursuant to the Offer to Purchase. This news release does not constitute a solicitation of an offer to buy any securities in the United States. No Offer constitutes an offer or an invitation by, or on behalf of, BCE, the Company or the Dealer Managers (i) to participate in the Offers in the United States; (ii) to, or for the account or benefit of, any “U.S. person” (as such term is defined in Regulation S of the U.S. Securities Act of 1933, as amended); or (iii) to participate in the Offers in any jurisdiction in which it is unlawful to make such an offer or solicitation in such jurisdiction, and such persons are not eligible to participate in or tender any securities pursuant to the Offers. No action has been or will be taken in the United States or any other jurisdiction that would permit the possession, circulation or distribution of this news release, the Offer to Purchase or any other offering material or advertisements in connection with the Offers to (i) any person in the United States; (ii) any U.S. person; (iii) anyone in any other jurisdiction in which such offer or solicitation is not authorized; or (iv) any person to whom it is unlawful to make such offer or solicitation. Accordingly, neither this news release, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or from the United States or any such other jurisdiction (except in compliance with any applicable rules or regulations of such other jurisdiction). Tenders will not be accepted from any holder located or resident in the United States.

In any jurisdiction in which the securities laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to have been made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

This news release is for informational purposes only. This news release is not an offer to purchase or a solicitation of an offer to sell any Debentures or any other securities of BCE, the Company or any of their subsidiaries.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including, but not limited to, statements regarding the terms and conditions and timing for completion of the Offers, including the acceptance for purchase of any Debentures validly tendered and the expected Expiration Date and Settlement Date thereof; the method by which the Company will fund the Offers and purchases thereunder; the satisfaction or waiver of certain conditions of the Offers, including the Financing Condition; and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based

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on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed Offers referred to above. Readers are cautioned that such information may not be appropriate for other purposes. The Company’s obligation to complete an Offer with respect to a particular series of Debentures validly tendered is conditioned on the satisfaction of conditions described in the Offer to Purchase, including the Financing Condition. Accordingly, there can be no assurance that repurchases of the Debentures under the Offers will occur, or that they will occur at the expected time indicated in this news release. For additional information on assumptions and risks underlying certain of the forward-looking statements made in this news release, please consult BCE Inc.’s (BCE) 2025 Annual MD&A dated March 5, 2026, BCE’s First Quarter MD&A dated May 6, 2026 and BCE’s news release dated May 7, 2026 announcing its financial results for the first quarter of 2026, filed with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About Bell

Bell is Canada’s largest communications company,1 leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.

[1]	Based on total revenue and total combined customer connections.

Media Inquiries:

Ellen Murphy

media@bell.ca

Investor Inquiries:

Krishna Somers

krishna.somers@bell.ca

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